UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 October 3, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TREASURY STOCK

STATUS REGARDING NOVO NORDISK'S HOLDING OF ITS OWN SHARES (30 SEPTEMBER 2008)

In continuation of the company's announcement dated 7 August 2008 concerning a planned share repurchase programme, and pursuant to Section 204.25 of the New York Stock Exchange Listed Company Manual, this is to report that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates on 30 September 2008 owned 22,989,460 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 22,989,460 or 3.63% of the total share capital.

In the second quarter of 2008 a total of 6,525,300 B shares were repurchased, and 107,270 B shares were disposed of to employees in connection with employee incentive programmes.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                              Investors:

Elin K Hansen                       Mads Veggerby Lausten
Tel: (+45) 4442 3450                Tel: (+45) 4443 7919
ekh@novonordisk.com                 mlau@novonordisk.com

                                    Hans Rommer
                                    Tel: (+45) 4442 4765
                                    hrmm@novonordisik.com

In North America:

Sean Clements
Tel: (+1) 609 514 8316
secl@novonordisk.com

Company Announcement no 63 / 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 3, 2008                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer